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Ruby's West End

New American Restaurant

64 Pine Street
Portland, ME 04102
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Open until 12:00 PM
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Profile
Data Room
Discussion
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THE PITCH
Ruby's West End is seeking investment to build an outdoor dining space for Portland locals and tourists to enjoy.
First Location
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OUR MISSION

When we think of hospitality, we think of Grandma's house. Grandma's house is a place of joy, laughter, meals at the table, and breakfast goodness like Dutch Babies. It's a place of linen covered tables and coffee mugs from travels and accompanying stories. All served with selfless, humble, loving hospitality. It's where so many of our memories are made.

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BUSINESS MODEL

Ruby's is a multi-service restaurant: sit down & take out brunch service/ menu, coffee & pastry service, meal prep program, grab & go program, tasting dinners, florist services, catering services, as well as room service to several local inns.

We are the only establishment that offers such a wide array of services to 14,000 neighborhood residents
Our menu boasts foods such as parfaits, fruit trays, quiches, pies and cakes
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INTENDED USE OF FUNDS

Capital raised will be used to build a European-style terrace with raised garden beds with bistro and banquette tables. Garden beds will supply the restaurant with produce and herbs while creating an enchanting space for wine and brunch.

Increase revenue by 40% during 7 months of patio seating
Additionally, offer outdoor group space for private events
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PRESS
Ruby's West End | Portland Old Port

Opened in 2021, Ruby's West End is a cafe and brunch destination that offers both to-go counter service bakery items, as well as, a dine-in brunch menu. With a mission to provide service & food that reminds you of Grandma's house, Ruby's is a place of "joy, laughter, meals at the table, and breakfast goodness […]

Labor-starved Portland restaurants commit to higher wages, better conditions

In a tight labor market, six Portland-area restaurants join a national movement to improve food service jobs and get rid of subminimum wages some workers are paid.

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THE TEAM
Corrinna Stum
Owner

Founder of Renn Restaurant Group, LLC.

Corrinna Stum was the Project Manager of Boca Restaurant Group in Cincinnati, OH, opening three restaurants. Landing in Indianapolis, she held an Opening Manager position for Cunningham Restaurant Group for three restaurant openings, as well as Marketing Coordinator for the company. After leaving corporate restaurant experience she went on to do restaurant consulting before moving to Portland in August 2020.

Opened twelve restaurants before consulting. Specialized in revitalizing restaurants to profitable operations.

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Data Room
Intended Use of Funds
Target Raise
Maximum Raise
Outdoor Dining Buildout $14,100
Mainvest Compensation $900
Total $15,000
Financial Forecasts

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$494,000	$543,400	$581,438	$610,509	$628,824
Cost of Goods Sold	$112,735	$124,008	$132,688	$139,322	$143,501
Gross Profit	$381,265	$419,392	$448,750	$471,187	$485,323

EXPENSES

Rent	$12,000	$12,300	$12,607	$12,922	$13,245
Utilities	$3,000	$3,075	$3,151	$3,229	$3,309
Salaries	$238,000	$261,800	$280,126	$294,131	$302,954
Budgeted Expenses	$69,345	$71,078	$72,854	$74,675	$76,541
Operating Profit	$58,920	$71,139	$80,012	$86,230	$89,274

This information is provided by Ruby's West End. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.
Documents
Investor Agreement
2021 Balance Sheet
Investment Round Status
Target Raise $15,000
Maximum Raise $45,000
Amount Invested $0
Investors 0
Investment Round Ends September 10, 2021
Summary of Terms
Legal Business Name RENN RESTAURANT GROUP
Investment Structure Revenue Sharing Note
Investment Multiple 1.5×
Business's Revenue Share 0.6%-1.8%
Minimum Investment Amount $100
Repayment Schedule Quarterly
Securitization None
Maturity Date January 1, 2027
Financial Condition

Forecasted milestones

Ruby's West End forecasts the following milestones:

Secure lease in Portland, Oregon by February, 2021.

Hire for the following positions by July 2021: Chef, Server.

Achieve $494,000 revenue per year by Year 1.

Achieve $58,920 profit per year by Year 1

No other outstanding debt or equity

The capital raised through Mainvest will make up the entirety of the Ruby's West End's fundraising. However, Ruby's West End may require additional funds from alternate sources at a later date.

Risk Factors
You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Ruby's West End to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Services

Ruby's West End operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. Ruby's West End competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from Ruby's West End's core business or the inability to compete successfully against the with other competitors could negatively affect Ruby's West End's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in Ruby's West End's management or vote on and/or influence any managerial decisions regarding Ruby's West End. Furthermore, if the founders or other key personnel of Ruby's West End were to leave Ruby's West End or become unable to work, Ruby's West End (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Ruby's West End and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Ruby's West End is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

Ruby's West End might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Ruby's West End is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt Ruby's West End

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Ruby's West End's financial performance or ability to continue to operate. In the event Ruby's West End ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Ruby's West End nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

Ruby's West End will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and Ruby's West End is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although Ruby's West End will carry some insurance, Ruby's West End may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Ruby's West End could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect Ruby's West End's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of Ruby's West End's management will coincide: you both want Ruby's West End to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want Ruby's West End to act conservative to make sure they are best equipped to repay the Note obligations, while Ruby's West End might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If Ruby's West End needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with Ruby's West End or management), which is responsible for monitoring Ruby's West End's compliance with the law. Ruby's West End will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Ruby's West End is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if Ruby's West End fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Ruby's West End, and the revenue of Ruby's West End can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of Ruby's West End to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

This information is provided by Ruby's West End. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website. This is a preview. It will become public when you start accepting investment.
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